[LETTERHEAD OF WILMER CUTLER PICKERING HALE AND DORR LLP]




August 23, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Owen Pinkerton, Senior Counsel

Re:   FSP Galleria North Corp.
      Amendment No. 3 to Form 10
      Filed on August 10, 2006
      File No. 000-51940

Dear Mr. Pinkerton:

On behalf of our client, FSP Galleria North Corp. (the "Company"), we have set forth below a response to the comment to the Company's Amendment No. 3 to the Registration Statement on Form 10 (the "Registration Statement") provided by you to Mr. George J. Carter in a letter dated August 21, 2006 (the "Letter"). Such responses are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 15

1. We note your response and amendment to our prior comment number 1. We reissue our prior comment that in your liquidity discussion, please include how you have funded distributions considering your shortfall and how you plan to fund these distributions in the future. Please provide similar disclosure in all of your future filings.

Response

      In response to Comment No. 1 contained in a letter to George J. Carter from the Staff dated July 17, 2006, regarding the fact that the Company's distributions to preferred stockholders were in excess of earnings and operating cash flow for the year ended December 31, 2005, the Company revised its disclosure in the Liquidity and Capital Resources section of the Registration Statement to clarify that the cash provided by operating activities for the year ended December 31, 2005 was reduced as the result of interest expense from a loan which was repaid in 2005. The Company also stated in the revised disclosure that it anticipates that net income plus depreciation and amortization exceeded such distributions for the quarter ended March 31, 2006, and will continue to exceed such distributions in future quarters. The Company proposes that in its future Exchange Act filings on Form 10-K and 10-Q, it further modify this

Securities and Exchange Commission
Attn:  Owen Pinkerton, Senior Counsel
August 23, 2006
Page 2


disclosure to provide that management believes that existing cash and cash equivalents and cash anticipated to be generated by operating activities will be sufficient to meet distributions, working capital requirements and anticipated working capital requirements. On August 21, 2006, John G. Demeritt, Chief Financial Officer of Franklin Street Properties Corp., had a telephone conversation with Kelly McCusker of the Staff regarding the proposed language to be included in future Exchange Act filings. It is our understanding that the Staff was satisfied with including the disclosure in future filings and that the Company did not need to file an additional amendment to the Registration Statement.

Please telephone the undersigned at (617) 526-6630 with any questions or comments concerning this filing.


Very truly yours,

/s/  Brian M. Gordon

Brian M. Gordon